200 East Randolph Drive
Chicago, Illinois  60601

James S. Rowe
To Call Writer Directly:	312 861-2000	Facsimile:
312 861-2191		312 861-2200
jrowe@kirkland.com	www.kirkland.com	Dir. Fax: 312 861-2200

February 8, 2007

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Brigitte Lippmann Lesli Sheppard Pamela A. Long Gus Rodriguez Jeanne Baker

Re:                               Indalex Holdings Finance, Inc.
Amendment No. 3 to Registration Statement on Form S-4
(SEC File No. 333-138178), originally filed October 24, 2006

Ladies and Gentlemen:

Indalex Holdings Finance, Inc., a Delaware corporation (the “Company”), has filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 3 to its Registration Statement on Form S-4 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated January 30, 2007.  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from Amendment No. 2 to the Registration Statement on Form S-4 filed on January 17, 2007.  Where applicable, we have referenced in the Company’s responses the appropriate page number of the Amendment.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Results of Operations, page 66

1.                                      We have reviewed your response to comment 4 in our letter dated January 9, 2007.  We continue to believe that you should not present or discuss the results of operations on a

Hong Kong	London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

combined basis since this results in the combination of periods that have not been prepared on a comparable basis of accounting.  Please remove the discussion of any periods that you have combined for which the underlying accounting bases are different as previously requested.  Refer to Item 303 of Regulation S-K.

Response:  The Company has deleted the discussion of the results of operations on a combined basis in response to the Staff’s comment.  Please see pages 67 to 75 of the Amendment.

In addition, in response to a supplemental comment raised in discussions with the Staff on February 8, 2007, the Company has revised the discussion of the results of operations on page 71 of the Amendment to eliminate change in interest expense as an explanation of the variation in income from equity method investment in AAG from 2004 to 2005.  The Company records its share of income from equity method investment in AAG using AAG’s U.S. GAAP income.  The U.S. GAAP income reflects any capitalized interest as required under FAS 34.

Indalex Financial Statements

Note 10 - Affiliate Transactions, page F-28

2.                                      We have reviewed your response to comment 7 in our letter dated January 9, 2007.  Please revise your statements of income to include estimated management fees in accordance with SAB Topic 1B.  Please also provide us with a schedule of the monthly management fees incurred in 2004, 2005 and 2006 so that we may review monthly trends in management fees and assess why it is difficult to estimate monthly management fees for January 1, 2005 through March 31, 2005 and from January 1, 2006 through February 1, 2006.

Response:  The Company has revised its financial statements to include estimated management fees in the Company’s statements of income for the period January 1, 2005 through March 31, 2005 and the period January 1, 2006 through February 1, 2006 in response to the Staff’s comment.  The management fees are reflected as additional paid-in-capital in the Company’s balance sheets as of March 31, 2005 and February 1, 2006 and as non-cash adjustments to reconcile net income to cash flows from operating activities on the Company’s statement of cash flows for the period January 1, 2005 through March 31, 2005 and the period January 1, 2006 through February 1, 2006.  Please see pages F-6, F-7, F-12, F-17, F-29, F-39, F-48, F-49, F-59, F-60, F-62, F-63, F-75, F-76, F-79, F-87, F-89, F-91, F-93 of the Amendment.

For the period January 1, 2005 through March 31, 2005, the Company was owned by Novar plc (“Novar”).  Novar charged the Company management fees on an annual basis.  The Company estimated the management fees that would have been charged by Novar for the period from January 1, 2005 through March 31, 2005 using the historical annual management fees of $2.8 million and pro-rating the fees for a three-month period.  The estimate is approximately $700,000.  For the period January 1, 2006 through February 1, 2006, the Company was owned by Honeywell International (“Honeywell”).  Honeywell charged the Company management fees on a quarterly basis.  The Company estimated the management fees that would have been charged by Honeywell for the period from January 1, 2006 through February 1, 2006 using the average historical quarterly management fees charged by Honeywell in 2005 and pro-rating it for a 32-day period.  The estimate is approximately $125,000.

Because Novar charged management fees on an annual basis and Honeywell charged management fees on a quarterly basis, the Company is unable to provide a schedule of monthly management fees in response to the Staff’s comment.  Set forth below, however, are the management fees charged by Novar and Honeywell for 2004, 2005 and 2006:

Period	Amount of Fees	Charged by
2004	$2,771,000	Novar
Quarter 1 2005	—	No fees charged
Quarter 2 2005	393,000	Honeywell
Quarter 3 2005	371,000	Honeywell
Quarter 4 2005	367,000	Honeywell
January 1, 2006—February 1, 2006	—	No fees charged

General

3.                                      Please address the comments above in your interim filings as well.

Response:  The Company acknowledges the Staff’s comment.

*       *       *       *       *

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2191 or Carol Anne Huff at (312) 861-2163.

Sincerely,

/s/ James S. Rowe

James S. Rowe

cc:           Timothy R.J. Stubbs
                Michael Alger
                                Indalex Holdings Finance, Inc.